

1290 Avenue of the Americas
New York, NY 10104

Richard Goldberger
Senior Director & Counsel
201-743-7174 (Tel.)
212-314-3959 (Fax)

June 27, 2014

VIA EDGAR

Ms. Alison White
United States Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Mail Stop 8629
Washington, DC 20549-8629

Re: AXA Equitable Life Insurance Company
    Correspondence filing related to AXA Equitable's (i) Post-Effective Amendment No. 9 and
    Amendment No. 330 ("N-4 Amendment") to Form N-4 Registration Statement File Nos. 333-
    165395 and 811-07659 and (ii) Post-Effective Amendment No.1 ("S-3 Amendment") to the
    Registration Statement on Form S-3 File No. 333- 195440 (the "Form S-3 Registration Statement")

Dear Ms. White:

The purpose of this letter is to provide a response to follow-up staff comments received on the
N-4 Amendment and S-3 Amendment filed by AXA Equitable Life Insurance Company ("the
Company") on May 13, 2014, as provided by telephone on June 25, 2014. We first set forth each
specific staff comment and then provide our response.

1. Contribution amounts

    Please explain why the disclosure that withdrawal charges will be waived for initial
    contributions of at least $25 million was added to the prospectus but not to the prospectus
    supplement.

    Response 1:

    As this disclosure only applies to initial contract contributions by new contract
    holders, we did not add it to the supplement, as it will be distributed to existing
    contract holders only.

2. Performance Cap Threshold (page 29)

    Please add an example showing how the Performance Cap Threshold works for Choice
    Segments in relation to the Choice cost.

Response 2:

The following example has been added:

"For example, assume you allocate account value to a 3-year Choice Segment with a 3% Choice cost, and you set a Performance Cap Threshold of 38%. If we set a Performance Cap Rate of 40% for that Segment, your Performance Cap Threshold will be satisfied and your account value will be transferred into the Segment, even though the maximum Segment Rate of Return you can earn will be 37%."

3. Other Change: Change of Date

    We have changed the date of the Prospectus and Prospectus Supplement from August 25, 2014 to August 1, 2014.

4. Request for acceleration

    We intend to file post-effective amendments to each of the above-referenced Registration Statements that will incorporate the comments contained in this correspondence filing and in our previous correspondence filing of June 24, 2014. The post-effective amendment to the Form S-3 Registration Statement will also include a request for acceleration of the effectiveness of the Form S-3 Registration Statement, with a requested date of effectiveness of August 1, 2014.

    Please contact the undersigned at (201) 743-7174 and Dodie Kent at (212) 314-3970 or Christopher Palmer, Esq. of Goodwin Procter LLP at (202) 346-4253 if you have any questions or comments.

Very truly yours,

/s/ Richard Goldberger

Richard Goldberger

cc: Christopher E. Palmer, Esq.

AXA Equitable Life Insurance Company
1290 Avenue of the Americas, New York, NY 10104

Structured Capital Strategies(R)

A variable and index-linked deferred annuity contract

<R>
PROSPECTUS DATED AUGUST 1, 2014
</R>

PLEASE READ AND KEEP THIS PROSPECTUS FOR FUTURE REFERENCE. IT CONTAINS IMPORTANT INFORMATION THAT YOU SHOULD KNOW BEFORE PURCHASING OR TAKING ANY

OTHER ACTION UNDER YOUR CONTRACT. THIS PROSPECTUS SUPERSEDES ALL PRIOR
PROSPECTUSES AND SUPPLEMENTS. YOU SHOULD READ THE PROSPECTUSES FOR EACH TRUST
WHICH CONTAIN IMPORTANT INFORMATION ABOUT THE PORTFOLIOS.

WHAT IS STRUCTURED CAPITAL STRATEGIES(R)?

Structured Capital Strategies(R) is a variable and index-linked deferred
annuity contract issued by AXA EQUITABLE LIFE INSURANCE COMPANY. The series
consists of Structured Capital Strategies(R) Series B ("Series B"),
Structured
Capital Strategies(R) Series C ("Series C") and Structured Capital
Strategies(R) Series ADV ("Series ADV"). The contracts provide for the
accumulation of retirement savings. The contract also offers a number of
payout
options. You invest to accumulate value on a tax-deferred basis in one or
more
of our variable investment options, in one or more of the Segments comprising
the Structured Investment Option or in our Dollar Cap Averaging Program. See
"Definition of key terms" later in this Prospectus for a more detailed
explanation of terms associated with the Structured Investment Option.

This Prospectus is a disclosure document and describes all of the contract's
material features, benefits, rights and obligations, as well as other
information. The description of the contract's material provisions in this
Prospectus is current as of the date of this Prospectus. If certain material
provisions under the contract are changed after the date of this Prospectus
in
accordance with the contract, those changes will be described in a supplement
to this Prospectus. You should carefully read this Prospectus in conjunction
with any applicable supplements. The contract should also be read carefully.

The contract may not currently be available in all states. In addition,
certain
features described in this Prospectus may vary in your state. Not all indices
are available in all states. For a state-by-state description of all material
variations to this contract, see "Appendix II" later in this Prospectus. We
can
refuse to accept any application or contribution from you at any time,
including after you purchase the contract.

WE RESERVE THE RIGHT TO DISCONTINUE THE ACCEPTANCE OF, AND/OR PLACE
ADDITIONAL
LIMITATIONS ON, CONTRIBUTIONS INTO CERTAIN INVESTMENT OPTIONS, INCLUDING ANY
OR
ALL OF THE SEGMENTS COMPRISING THE STRUCTURED INVESTMENT OPTION. IF WE
EXERCISE
THIS RIGHT, YOUR ABILITY TO INVEST IN YOUR CONTRACT, INCREASE YOUR CONTRACT
VALUE AND, CONSEQUENTLY, INCREASE YOUR DEATH BENEFIT WILL BE LIMITED.

PLEASE REFER TO PAGE 14 OF THIS PROSPECTUS FOR A DISCUSSION OF RISK FACTORS.

Our variable investment options are subaccounts offered through Separate
Account No. 49. Each variable investment option, in turn, invests in a
corresponding securities portfolio ("portfolio") of the EQ Advisors Trust
(the
"Trust"). Your investment results in a variable investment option will depend
on the investment performance of the related portfolio. Below is a complete
list of the variable investment options:

```
------------------------------------------------------------
 VARIABLE INVESTMENT OPTIONS
------------------------------------------------------------
EQ/Core Bond Index    EQ/Equity 500 Index    EQ/Money Market
------------------------------------------------------------
```

We also offer our Structured Investment Option, which permits you to invest
in
one or more segments, each of which provides performance tied to the
performance of a securities or commodities index for a set period (1 year, 3
years or 5 years). The Structured Investment Option does not involve an
investment in any underlying portfolio. Instead, it is an obligation of AXA
Equitable Life Insurance Company. Unlike an index fund, the Structured
Investment Option provides a return at segment maturity designed to provide a
combination of protection against certain decreases in the index and a
limitation on participation in certain increases in the index. The extent of
the downside protection at segment maturity varies by segment, ranging from
the
first 10%, 15%, 20%, 25% or 30% of loss. THERE IS A RISK OF A SUBSTANTIAL
LOSS
OF YOUR PRINCIPAL BECAUSE YOU AGREE TO ABSORB ALL LOSSES TO THE EXTENT THEY
EXCEED THE PROTECTION PROVIDED BY THE STRUCTURED INVESTMENT OPTION AT SEGMENT
MATURITY. IF YOU WOULD LIKE A GUARANTEE OF PRINCIPAL, WE OFFER OTHER PRODUCTS
THAT PROVIDE SUCH GUARANTEES.

The total amount earned on an investment in a segment of the Structured
Investment Option is only applied at segment maturity. If you take a
withdrawal
from a segment on any date prior to segment maturity, we calculate the
interim
value of the segment as described in "Appendix III -- Segment Interim Value."
This amount may be less than the amount invested and may be less than the
amount you would receive had you held the investment until segment maturity.
The Segment Interim Value will generally be negatively affected by increases
in
the expected volatility of index prices, interest rate increases, and by poor
market performance. All other factors being equal, the Segment Interim Value
would be lower the earlier a withdrawal or surrender is made during a
Segment.
Also, participation in upside performance for early withdrawals is pro-rated
based on the period those amounts were invested in a Segment. This means you
participate to a lesser extent in upside performance the earlier you take a
withdrawal.

We currently offer the Structured Investment Option using the following
indices:

 INDICES

. S&P 500 Price Return Index   . Financial Select Sector
SPDR Fund

. Russell 2000(R) Price Return Index   . iShares(R) Dow Jones U.S.
Real Estate Index

                                                Fund
. NASDAQ-100 Price Return Index

                                                . London Gold Market Fixing
Ltd PM Fix
. MSCI EAFE Price Return Index   Price/USD (the "Gold
Index")

. MSCI Emerging Markets Price Return Index   . NYMEX West Texas
Intermediate Crude Oil

                                                Generic Front-Month Futures
(the "Oil Index")

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF
THIS
PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE. THE CONTRACTS ARE NOT INSURED BY THE FDIC OR ANY OTHER
AGENCY. THEY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT
BANK
GUARANTEED. THEY ARE SUBJECT TO INVESTMENT RISKS AND POSSIBLE LOSS OF
PRINCIPAL.

SCS

#691670

_____

(2) SEGMENT MATURITY DATE REQUIREMENT IS MET. The Segment Maturity Date must
occur on or before the contract maturity date. If the Segment Maturity Date
is
after the contract maturity date, your account value in the Segment Type
Holding Account will be transferred to the EQ/Money Market variable
investment
option.

(3) PERFORMANCE CAP THRESHOLD IS MET. When you allocate a contribution or
transfer account value to a Segment Type, you may also specify a Performance
Cap Threshold. The Performance Cap Threshold represents the minimum
Performance

Cap Rate you find acceptable for a particular Segment. As long as it remains in
effect, the Performance Cap Threshold will prevent your value in the Segment
Type Holding Account from being transferred into the corresponding Segment
unless the Performance Cap Threshold is equal to or exceeded by the Performance
Cap Rate we declare on the Segment Start Date, assuming the other participation
requirements are met. Performance Cap Thresholds are expressed as whole
percentage rates.

PERFORMANCE CAP THRESHOLD -- A MINIMUM RATE YOU MAY SPECIFY AS A PARTICIPATION
REQUIREMENT THAT THE PERFORMANCE CAP RATE FOR A NEW SEGMENT MUST EQUAL OR
EXCEED IN ORDER FOR AMOUNTS TO BE TRANSFERRED FROM A SEGMENT TYPE HOLDING
ACCOUNT INTO A NEW SEGMENT.

For example, for a given Segment Type, you may specify a Performance Cap
Threshold of 10%. If we set a Performance Cap Rate of 10% or higher for the
next available Segment of that Segment Type, then we will transfer your account
value in the applicable Segment Type Holding Account to the new Segment on the
Segment Start Date, provided all other participation requirements are met.
However, if we set the Performance Cap Rate at 9.9% for that Segment, your
account value will not be transferred to the new Segment.

If you have allocated amounts to multiple Segment Types in a particular month,
you may specify a different Performance Cap Threshold for each Segment Type.

<R>
The Performance Cap Threshold operates in the same manner for Standard Segments
and Choice Segments. When determining whether the Performance Cap Threshold for
a Choice Segment has been satisfied, we do not take into account the Choice
cost associated with that Segment. For example, assume you allocate account
value to a 3-year Choice Segment with a 3% Choice cost, and you set a
Performance Cap Threshold of 38%. If we set a Performance Cap Rate of 40% for
that Segment, your Performance Cap Threshold will be satisfied and your account
value will be transferred into the Segment, even though the maximum Segment
Rate of Return you can earn will be 37%.
</R>

You are not required to specify a Performance Cap Threshold, but doing so
provides you with additional flexibility in managing your contract. The
Performance Cap Threshold is an option for owners who want to invest in a
particular Segment Type only if we set a Performance Cap Rate at a certain
level or higher. If we declare a Performance Cap Rate that is lower than the
Performance Cap Threshold you specify, you will not be invested in that
Segment

and your contribution will remain in that Segment Type Holding Account until the Performance Cap Threshold is no longer in effect or you provide us with alternative instructions.

We do not require that you specify a Performance Cap Threshold because some owners may wish to invest in a Segment regardless of the particular Performance Cap Rate. If you do not specify a threshold, you risk the possibility that the Performance Cap Rate established will have a lower cap on returns than you would otherwise find acceptable. You may wish to discuss with your financial professional whether to specify a Performance Cap Threshold and, if so, at what percentage.

If you do not specify a Performance Cap Threshold, then we will transfer your account value from the Segment Type Holding Account into a Segment if the other participation requirements are met, regardless of the Performance Cap Rate that we set.

In order for a new Performance Cap Threshold to be effective for a forthcoming Segment, you must set it at least one day prior to the Segment Start Date. Similarly, while you can change an existing Performance Cap Threshold at any time, the revised Performance Cap Threshold will only apply to a Segment if you make the change at least one day prior to the Segment Start Date. This means that if you set a new or change an existing Performance Cap Threshold on a Segment Start Date, that new or revised Performance Cap Threshold will not affect the participation requirements for any Segment created that day. For example if you have a Performance Cap Threshold on file of 12%, but change it to 15% on a Segment Start Date, any amounts in that Segment Type Holding Account will be transferred into a new Segment of that Segment Type that we create that day with a Participation Cap Rate of 13%, if the other participation requirements are met.

If you specify a Performance Cap Threshold, the time period for which it will remain in effect depends on when your Structured Capital Strategies(R) contract was issued:

.   For contracts issued prior to August 25, 2014, a Performance Cap Threshold
     will remain in effect until the later of 90 days after we receive your
     election and the date amounts in the Segment Type Holding Account are
     transferred into a Segment. If you specify a Performance Cap Threshold on
     the required form in connection with your application, the 90 days will be
     measured from your contract date.

.   For contracts issued on or after August 25, 2014, a Performance Cap
     Threshold will remain in effect until the day after the third scheduled
     Segment Start Date following your Performance Cap Threshold election. This
     means that if the declared Performance Cap Rate for a Segment has not

matched or exceeded your Performance Cap Threshold on any of the three
scheduled Segment Start Dates following your election, any amounts in the
applicable Segment Type Holding Account (including any funds transferred
to
that holding account after your election) on the business day immediately
preceding the fourth scheduled Segment Start Date after your election
will
be transferred into the Segment created on that Segment Start Date,
unless
you renew the Performance Cap Threshold prior to that date.

In addition, if your Performance Cap Threshold was satisfied on the first
or
second scheduled Segment Start Date following your election and amounts in
the applicable Segment Type Holding Account were transferred into a
Segment,
the Performance Cap Threshold will continue to apply to any amounts you
subsequently transfer into that Segment Type Holding Account until the day
after the third scheduled Segment Start Date following your election. A
"scheduled Segment Start Date" includes any date on which a Segment would
have started had not the associated Segment Type been suspended as of that
date. A suspension of the Segment Type will not extend the Performance Cap
Threshold effective-through date.

In all cases, if you complete a new Performance Cap Threshold election, it
will
override any existing Performance Cap Threshold then in effect. Transferring
funds from a Segment Holding Account to one of the variable investment
options
will not terminate a Performance Cap Threshold you may have set for the
Segment
Type associated with that Segment Holding Account.

If you elect to invest in the Dollar Cap Averaging Program or, at issue,
elect
to invest using Pre-Packaged Segment Selection, you may not specify a
Performance Cap Threshold and any Performance Cap Threshold previously
established will no longer be valid. By making

CONTRACT FEATURES AND BENEFITS

AXA Equitable Life Insurance Company

<R>
SUPPLEMENT DATED AUGUST 1, 2014, TO THE CURRENT PROSPECTUS FOR STRUCTURED
CAPITAL STRATEGIES(R) DATED MAY 1, 2014
</R>

This Supplement modifies certain information in the above-referenced Prospectus
(the "Prospectus") offered by AXA Equitable Life Insurance Company ("AXA Equitable"). You should read this Supplement in conjunction with your Prospectus and retain it for future reference. This Supplement incorporates the
Prospectus by reference. Unless otherwise indicated, all other information included in your Prospectus remains unchanged. The terms we use in this Supplement have the same meaning as in your Prospectus. We will send you another copy of any prospectus or supplement without charge upon request. Please contact the customer service center referenced in your Prospectus.

The purpose of this Supplement is to provide you with information regarding (i) the addition of a new index to the Structured Investment Option and (ii) the availability of additional Segment Types that we refer to as Choice Segments.

Accordingly, please note the following updates to the Prospectus effective on or about August 25, 2014:

1. THE FOLLOWING INDEX IS ADDED TO THE COVER PAGE OF THE PROSPECTUS:

 INDICES

 .   Financial Select Sector SPDR Fund
----

2. THE "DEFINITIONS OF KEY TERMS" SECTION OF THE PROSPECTUS CONTAINS THE FOLLOWING CHANGES:

   (A)THE DEFINED TERMS BELOW ARE REPLACED IN THEIR ENTIRETY WITH THE FOLLOWING:

SEGMENT -- An investment option we establish with the Index, Segment Duration and Segment Buffer of a specific Segment Type, and for which we also specify a
Segment Maturity Date and Performance Cap Rate. We currently offer Standard Segments and Choice Segments.

SEGMENT BUFFER -- The portion of any negative Index Performance Rate that we absorb on a Segment Maturity Date for a particular Segment. Any percentage decline in a Segment's Index Performance Rate in excess of the Segment Buffer reduces your Segment Maturity Value. We currently offer Segment Buffers of -10%, -20% and -30% for Standard Segments and -10%, -15% and -25% for Choice Segments.

SEGMENT RATE OF RETURN -- The rate of return earned by a Segment as calculated
on the Segment Maturity Date. The Segment Rate of Return is calculated differently for Standard Segments and Choice Segments.

   .   FOR STANDARD SEGMENTS: If the Index Performance Rate is positive, then
       the Segment Rate of Return is a rate equal to the Index Performance
Rate,

but not more than the Performance Cap Rate. If the Index Performance
Rate
is negative, but declines by a percentage less than or equal to the
Segment Buffer, then the Segment Rate of Return is 0%. If the Index
Performance Rate is negative, and declines by more than the Segment
Buffer, then the Segment Rate of Return is negative, but will not
reflect
the first -10%, -20% or -30% of downside performance, depending on the
Segment Buffer applicable to that Segment.

. FOR CHOICE SEGMENTS. If the Index Performance Rate is equal to or
exceeds
the Performance Cap Rate, then the Segment Rate of Return is a rate
equal
to the Performance Cap Rate minus the Choice cost. If the Index
Performance Rate is positive but less than the Performance Cap Rate,
then
the Segment Rate of Return is a rate equal to the greater of (a) the
Index Performance Rate minus the Choice Cost and (b) zero. If the Index
Performance Rate is negative, but declines by a percentage less than or
equal to the Segment Buffer, then the Segment Rate of Return is zero.
If
the Index Performance Rate is negative, and declines by more than the
Segment Buffer, then the Segment Rate of Return is negative, but will
not
reflect the first -10%, -15% or -25% of downside performance, depending
on the Segment Buffer applicable to that Segment.

SEGMENT TYPE -- Comprises all Standard Segments or Choice Segments having the
same Index, Segment Duration, and Segment Buffer. Each Segment Type has a
corresponding Segment Type Holding Account.

   (B)THE NEW DEFINED TERMS BELOW HAVE BEEN ADDED:

CHOICE COST -- a charge applicable to investments in Choice Segments only.
The
Choice cost is an amount equal to 1% of the Segment Investment on the Segment
Start Date for each year of the Segment Duration. On the Segment Maturity
Date,
we deduct the Choice cost from the Index Performance Rate of a Choice
Segment,
but only if the Index Performance Rate is positive for that Segment.
Additionally, when we calculate the Segment Rate of Return, if the Index
Performance Rate is positive for a Choice Segment but less than the
applicable
Choice cost, the amount of the Choice cost deducted will be the maximum
amount
that will not cause the Segment Maturity Value to be less than the Segment
Investment. The Segment Interim Value for a Choice Segment will reflect
application of a portion of the Choice cost.

CHOICE SEGMENT -- any Segment belonging to a Segment Type whose name begins
with "Choice". Where a Standard Segment and a Choice Segment are associated
with the same Index, the Choice Segment will typically have a higher
Performance Cap Rate and/or a different Segment Buffer. Unlike Standard
Segments, Choice Segments are subject to application of the Choice cost.

STANDARD SEGMENT -- any Segment that is not a Choice Segment.

.   DEPENDING ON MARKET PERFORMANCE, IT IS POSSIBLE THAT THE SEGMENT RATE OF
    RETURN FOR A STANDARD SEGMENT MAY BE HIGHER THAN THAT FOR A CHOICE
SEGMENT
    THAT USES THE SAME INDEX, DURATION AND SEGMENT BUFFER. THIS WILL OCCUR IF
    THE INDEX PERFORMANCE RATE APPLICABLE TO THESE SEGMENTS DOES NOT EXCEED
THE
    PERFORMANCE CAP RATE SET FOR THE STANDARD SEGMENT BY MORE THAN THE CHOICE
    COST.

.   DEDUCTION OF THE CHOICE COST ON THE SEGMENT MATURITY DATE FOR A CHOICE
    SEGMENT WILL NEVER CAUSE YOU TO LOSE PRINCIPAL. IF THE INDEX PERFORMANCE
    RATE FOR A CHOICE SEGMENT IS POSITIVE BUT LESS THAN THE APPLICABLE CHOICE
    COST, THE AMOUNT OF THE CHOICE COST DEDUCTED WILL NOT CAUSE YOUR SEGMENT
    MATURITY VALUE TO BE LESS THAN YOUR SEGMENT INVESTMENT.

.   IF, ON A SEGMENT START DATE, WE DETERMINE THAT THE PERFORMANCE CAP RATE
FOR
    A CHOICE SEGMENT WILL NOT EXCEED THE PERFORMANCE CAP RATE FOR A
COMPARABLE
    STANDARD SEGMENT (I.E., WITH THE SAME INDEX, SEGMENT DURATION, SEGMENT
    BUFFER AND SEGMENT START DATE) BY AN AMOUNT THAT IS AT LEAST EQUAL TO THE
    CHOICE COST, WE WILL WAIVE THE CHOICE COST AND DECLARE A PERFORMANCE CAP
    RATE FOR THE CHOICE SEGMENT THAT IS EQUAL TO THE PERFORMANCE CAP RATE FOR
    THE STANDARD SEGMENT.

PERFORMANCE CAP RATE -- THE HIGHEST SEGMENT RATE OF RETURN THAT CAN BE
CREDITED
ON A SEGMENT MATURITY DATE. THE PERFORMANCE CAP RATE IS NOT AN ANNUAL RATE OF
RETURN.
INDEX PERFORMANCE RATE -- FOR A SEGMENT, THE PERCENTAGE CHANGE IN THE VALUE
OF
THE RELATED INDEX FROM THE SEGMENT START DATE TO THE SEGMENT MATURITY DATE.
THE
INDEX PERFORMANCE RATE MAY BE POSITIVE OR NEGATIVE.
PERFORMANCE CAP THRESHOLD -- A MINIMUM RATE YOU MAY SPECIFY AS A
PARTICIPATION
REQUIREMENT THAT THE PERFORMANCE CAP RATE FOR A NEW SEGMENT MUST EQUAL OR
EXCEED IN ORDER FOR AMOUNTS TO BE TRANSFERRED FROM A SEGMENT TYPE HOLDING
ACCOUNT INTO A NEW SEGMENT.

BOTH THE PERFORMANCE CAP RATE AND THE SEGMENT RATE OF RETURN ARE RATES OF
RETURN FROM THE SEGMENT START DATE TO THE SEGMENT MATURITY DATE, NOT ANNUAL
RATES OF RETURN, EVEN IF THE SEGMENT DURATION IS LONGER THAN ONE YEAR.
THEREFORE THE INDEX PERFORMANCE RATE AND THE PERFORMANCE CAP THRESHOLD ARE
ALSO
NOT ANNUAL RATES. The performance of the Index, the Performance Cap Rate and
the Segment Buffer are all measured from the Segment Start Date to the
Segment
Maturity Date, and the Performance Cap Rate and Segment Buffer apply if you
hold the Segment until the Segment Maturity Date. If you surrender or cancel
your contract, die or make a withdrawal from a Segment before the Segment
Maturity Date, the Segment Buffer will not necessarily apply to the extent it
would on the Segment Maturity Date, and any upside performance will be
limited
to a percentage lower than the Performance Cap Rate. Please see "Your
contract's value in the Structured Investment Option" in "Determining your
contract's value" later in this Prospectus. A partial withdrawal from a
Segment
does not affect the Performance Cap Rate and Segment Buffer that apply to any
remaining amounts that are held in the Segment through the Segment Maturity
Date.

We reserve the right to offer any or all Segment Types less frequently than
monthly or to stop offering any or all of them or to suspend offering any or
all of them temporarily. Please see "Suspension, termination and changes to
Segment Types" later in this section. All Segment Types may not be available
in
all states. We may also add Segment Types in the future.

The total number of Segments and Segment Type Holding Accounts that may be
active on a contract at any time is 70.

6. THE FOLLOWING PARAGRAPH IS ADDED TO THE "SECURITIES INDICES" SUBSECTION OF
THE "CONTRACT FEATURES AND BENEFITS" SECTION OF THE PROSPECTUS:

FINANCIAL SELECT SECTOR SPDR(R) FUND. The Financial Select Sector SPDR(R)
Fund,
before expenses, seeks to closely match the returns and characteristics of
the
Financial Select Sector Index, which is the underlying index. The underlying
index seeks to provide an effective representation of the financial sector of
the S&P 500 Index, and includes companies from the following industries:
commercial banks, capital markets, diversified financial services, insurance
and real estate. Because the return on your Segment Investment (subject to
the
Performance Cap and downside Segment Buffer protection) is linked to the
performance of the Financial Select Sector SPDR(R) Fund and not the
underlying
index, the return on your Segment Investment may be less than that of an
alternative investment linked directly to the underlying index or the
components of the underlying index. The investment performance of the
Financial
Select Sector SPDR(R) Fund Segment is only based on the closing share price
of
the Fund. The Financial Select Sector SPDR(R) Fund Segment does not include
dividends and other distributions declared by the Fund.

7. THE "SEGMENT PARTICIPATION REQUIREMENTS" SUBSECTION OF THE "CONTRACT
FEATURES AND BENEFITS" SECTION OF THE PROSPECTUS HAS BEEN UPDATED AS FOLLOWS:

    (A)THE FOLLOWING NEW PARAGRAPH IS ADDED:

<R>
The Performance Cap Threshold operates in the same manner for Standard
Segments
and Choice Segments. When determining whether the Performance Cap Threshold
for
a Choice Segment has been satisfied, we do not take into account the Choice
cost associated with that Segment. For example, assume you allocate account
value to a 3-year Choice Segment with a 3% Choice cost, and you set a
Performance Cap Threshold of 38%. If we set a Performance Cap Rate of 40% for
that Segment, your Performance Cap Threshold will be satisfied and your
account
value will be transferred into the Segment, even though the maximum Segment
Rate of Return you can earn will be 37%.
</R>

    (B)THE THIRD-TO-LAST-PARAGRAPH IS REPLACED IN ITS ENTIRETY WITH THE
        FOLLOWING:

If you specify a Performance Cap Threshold, the time period for which it will
remain in effect depends on when your Structured Capital Strategies(R)
contract
was issued:

    .   For contracts issued prior to August 25, 2014, a Performance Cap
        Threshold will remain in effect until the later of 90 days after we
        receive your election and the date amounts in the Segment Type Holding
        Account are transferred into a Segment. If you specify a Performance
Cap
        Threshold on the required form in connection with your application, the
        90 days will be measured from your contract date.